Filed by Signature Office REIT, Inc.
Commission File No. 000-54248
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended

Subject Company: Signature Office REIT, Inc.
Commission File No. 000-54248